UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sovereign Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

845905108

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,976,294

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 29,976,294

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,976,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.39%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,907,609

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,907,609

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,609

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.37%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,305

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 115,305

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,305

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 267,710

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 267,710

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,710

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,358

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 115,358

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,313,143

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,313,143

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,313,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.93%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,449,541

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,449,541

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,449,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.69%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 821,525

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 821,525

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 821,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.23%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 628,591

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 628,591

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 628,591

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.18%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 293,513

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 293,513

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,513

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 266,129

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 266,129

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 266,129

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,720,856

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,720,856

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,720,856

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.32%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,925,255

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,925,255

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,255

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.54%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,810,675

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,810,675

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,810,675

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.79%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,519,107

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,519,107

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,107

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.43%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 241,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 241,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 867,949

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 867,949

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 867,949

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 586,081

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 586,081

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.16%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 29,976,294

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 29,976,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,976,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.39%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 29,976,294

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 29,976,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,976,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.39%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the fifth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2005 (the “Statement”) and amended by Amendments No. 1, No. 2, No. 3 and No. 4 filed by the Reporting Persons with the Securities and Exchange Commission on July 7, 2005, October 20, 2005, November 9, 2005 and December 23, 2005 respectively (“Amendments”) with respect to shares of the common stock (the “Shares”) of Sovereign Bancorp, Inc. (the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement, as amended by the Amendments, remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

RILLC and two client accounts managed by RILLC purchased an aggregate of 65,804 Shares for a total consideration (including brokerage commissions) of $1,468,863.65 derived from its capital, capital of the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”).  The other three accounts managed by RILLC purchased an aggregate of 4,060,258 Shares for a total consideration (including broker commissions) of $90,295,536.16 derived from the capital of the managed accounts.

RILP purchased an aggregate of 4,907,609 Shares for total consideration (including brokerage commissions) of $109,523,134.60 derived from the capital of RILP.

RFP purchased an aggregate of 115,305 Shares for total consideration (including brokerage commissions) of $2,554,589.83 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 267,710 Shares for total consideration (including brokerage commissions) of $5,898,223.67 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 115,358 Shares for total consideration (including brokerage commissions) of $2,559,374.68 derived from the capital of RP.

RH1 purchased an aggregate of 3,313,143 Shares for total consideration (including brokerage commissions) of $73,601,054.93 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 2,449,541 Shares for total consideration (including brokerage commissions) of $54,265,630.39 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RH4 purchased an aggregate of 821,525 Shares for total consideration (including brokerage commissions) of $18,181,734.08 derived from the capital of RH4.

RH6 purchased an aggregate of 628,591 Shares for total consideration (including brokerage commissions) of $13,934,583.70 derived from the capital of RH6.

RH7 purchased an aggregate of 293,513 Shares for total consideration (including brokerage commissions) of $6,485,861.49 derived from the capital of RH7.

RI III purchased an aggregate of 266,129 Shares for total consideration (including brokerage commissions) of $5,875,023.50 derived from the capital of RI III.

RI VIII purchased an aggregate of 4,720,856 Shares for total consideration (including brokerage commissions) of $103,931,860.00 derived from the capital of RI VIII.

RI IX purchased an aggregate of 1,925,255 Shares for total consideration (including brokerage commissions) of $42,418,049.21 derived from the capital of RI IX.

RI X purchased an aggregate of 2,810,675 Shares for total consideration (including brokerage commissions) of $61,123,676.25 derived from the capital of RI X.

RI XI purchased an aggregate of 1,519,107 Shares for total consideration (including brokerage commissions) of $33,863,638.32 derived from the capital of RI XI.

RI XII purchased an aggregate of 241,885 Shares for total consideration (including brokerage commissions) of $5,431,487.48 derived from the capital of RI XII.

RI XIV purchased an aggregate of 867,949 Shares for total consideration (including brokerage commissions) of $19,120,376.83 derived from the capital of RI XIV.

RI XV purchased an aggregate of 586,081 Shares for total consideration (including brokerage commissions) of $12,610,849.34 derived from the capital of RI XV.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSFBC has a lien on the Shares held by two of the five accounts managed by RILLC and those held by each of RFP, RCP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended by adding the following after the final paragraph thereof:

The Company responded to the Reporting Persons’ December 22, 2005 announcement by filing an action in the Southern District of New York on December 23, 2005, seeking a declaration from that court that the Company’s shareholders do not have the right to remove its directors without cause.  On December 27, 2005, the Reporting Persons filed an answer and counterclaims in that action, seeking declaratory and injunctive relief requiring the Company to allow its shareholders to remove any or all of the directors without cause.

On January 4, 2006, the Company announced that its board of directors had decided to postpone the Company’s annual meeting of shareholders until sometime after August 31, 2006 even though the Company’s annual meetings have been held in April since its inception.  The Reporting Persons believe that the sole intention of the board in moving the annual meeting is to dilute the votes of current shareholders in view of the Reporting Persons’ efforts to elect two new directors and its proposal to remove current directors at the 2006 annual meeting.

In order to preserve their rights and the rights of all shareholders, on January 5, 2006 the Reporting Persons amended their counterclaim in the existing litigation in the Southern District of New York to request that the court block the Company’s efforts to postpone the annual meeting by over four months to an indeterminate date.

On January 12, 2006, the Reporting Persons determined and announced that they would take the following actions in view of the extraordinary efforts by the Company to delay its annual shareholders meeting, and the resultant confusion regarding the deadline for submitting shareholder resolutions and director nominations.  The Reporting Persons believed that the Company’s manipulation of the shareholder franchise made it impossible to ensure that they will achieve any necessary rulings from the Office of Thrift Supervision regarding the removal of the entire board of directors.  These actions by the Reporting Persons are designed to ensure that fundamental principles of corporate democracy are observed and that the interests of all the Company’s shareholders are respected and protected.

First, the Reporting Persons will proceed with their proposal to elect two directors, Ralph Whitworth and David Batchelder, to replace the two incumbent Company directors, Cameron Troilo and Brian Hard, whose terms expire in 2006.

Second, the Reporting Persons will seek shareholder support to remove Jay Sidhu as a director of the Company.  The Reporting Persons believe that shareholders are entitled to remove Mr. Sidhu (and any other director) without cause based upon the Company’s own repeated public disclosures and the requirements of Pennsylvania law.  In the event that the Office of Thrift Supervision were to conclude that the removal of Mr. Sidhu triggered its control regulations, the Reporting Persons would not exercise its proxies for his removal.

Third, the Reporting Persons will seek the assistance of the court in forcing the Company to provide shareholders with sufficient notice and time to make proposals and director nominations.

The Reporting Persons reserved their right to seek to remove the entire board of directors at the annual meeting once the Company establishes the date of the annual meeting, the nomination deadline and following the appropriate regulatory reviews.  The Reporting Persons also reserved their right to take any such other actions as may be appropriate at the time.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Statement is hereby amended and restated as follows:

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 29,976,294 Shares, constituting 8.39% of the outstanding Shares.  The percentages of Shares reported herein are based upon 357,157,919 Shares outstanding on October 31, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2005.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES

RILLC	4,126,062	1.16%

RILP	4,907,609	1.37%

RFP	115,305	0.03%

RCP	267,710	0.07%

RP	115,358	0.03%

RH1	3,313,143	0.93%

RH2	2,449,541	0.69%

RH4	821,525	0.23%

RH6	628,591	0.18%

RH7	293,513	0.08%

RI III	266,129	0.07%

RI VIII	4,720,856	1.32%

RI IX	1,925,255	0.54%

RI X	2,810,675	0.79%

RI XI	1,519,107	0.43%

RI XII	241,885	0.07%

RI XIV	867,949	0.24%

RI XV	586,081	0.16%

RILLC individually and in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 4,126,062 Shares that are owned by it, its clients and held in accounts it manages.  Additionally, RILLC, as the sole general partner of each of

RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII, RI XIV and RI XV (collectively, the “Relational LPs”), and as the sole managing member of the general partners of RI III and RI X, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 29,976,294 Shares beneficially owned by RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and RI XV because the limited partnership agreements of the Relational LPs and the investment management agreement for the accounts managed by RILLC specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           RILP has the sole power to vote or direct the vote of 4,907,609 Shares and the sole power to dispose or direct the disposition of such Shares.

RFP has the sole power to vote or direct the vote of 115,305 Shares and the sole power to dispose or direct the disposition of such Shares.

RCP has the sole power to vote or direct the vote of 267,710 Shares and the sole power to dispose or direct the disposition of such Shares.

RP has the sole power to vote or direct the vote of 115,358 Shares and the sole power to dispose or direct the disposition of such Shares.

RH1 has the sole power to vote or direct the vote of 3,313,143 Shares and the sole power to dispose or direct the disposition of such Shares.

RH2 has the sole power to vote or direct the vote of 2,449,541 Shares and the sole power to dispose or direct the disposition of such Shares.

RH4 has the sole power to vote or direct the vote of 821,525 Shares and the sole power to dispose or direct the disposition of such Shares.

RH6 has the sole power to vote or direct the vote of 628,591 Shares and the sole power to dispose or direct the disposition of such Shares.

RH7 has the sole power to vote or direct the vote of 293,513 Shares and the sole power to dispose or direct the disposition of such Shares.

RI III has the sole power to vote or direct the vote of 266,129 Shares and the sole power to dispose or direct the disposition of such Shares.

RI VIII has the sole power to vote or direct the vote of 4,720,856 Shares and the sole power to dispose or direct the disposition of such Shares.

RI IX has the sole power to vote or direct the vote of 1,925,255 Shares and the sole power to dispose or direct the disposition of such Shares.

RI X has the sole power to vote or direct the vote of 2,810,675 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XI has the sole power to vote or direct the vote of 1,519,107 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XII has the sole power to vote or direct the vote of 241,885 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XIV has the sole power to vote or direct the vote of 867,949 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XV has the sole power to vote or direct the vote of 586,081 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 4,126,062 Shares held by it, accounts which it manages, and the sole power to dispose or direct the disposition of such Shares.  In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII, RI XIV and RI XV and as the sole managing member of the general partners of RI III and RI X, may be deemed to have the sole power to vote or direct the vote of 25,850,232 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares.

Messrs. Batchelder and Whitworth, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 29,976,294 Shares beneficially owned by the Reporting Persons.

(c)           Information concerning transactions in the Shares by the Reporting Persons since the filing of Amendment No. 4 to the Statement is set forth in Exhibit A filed with this Statement.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A – Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 4 to the Statement

Exhibit B – Submission to the Securities and Exchange Commission (previously filed as Exhibit B of Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on December 23, 2005)

Exhibit C – Letter to Chairman and CEO (previously filed as Exhibit A of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 9, 2005)

Exhibit D – Letter to CFO (previously filed as Exhibit B of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 9, 2005)

Exhibit E – Formal Books and Records Request (previously filed as Exhibit C of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 9, 2005)

Exhibit F – NYSE Petition (previously filed as Exhibit D of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 9, 2005)

Exhibit G – Shareholder Forum Press Release. (previously filed as Exhibit B of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit H – Shareholder Forum Invitation. (previously filed as Exhibit C of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit I – Books and Records Request Letter. (previously filed as Exhibit D of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit J – Joint Filing Agreement, dated October 19, 2005 (previously filed as Exhibit E of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit K – Customer Agreement with Credit Suisse First Boston Corporation (previously filed as Exhibit B of the Schedule 13D filed by the Reporting Persons on May 26, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2006

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

RELATIONAL INVESTORS III, L.P.

RELATIONAL INVESTORS VIII, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS X, L.P.

RELATIONAL INVESTORS XI, L.P.

RELATIONAL INVESTORS XII, L.P.

RELATIONAL INVESTORS XIV, L.P.

RELATIONAL INVESTORS XV, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P. and Relational Investors X, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder